DM

18008886

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
NOV 29 2018
Washington, DC

NAME OF BROKER-DEALER: H.C. Denison Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7th Street
(No. and Street)

Sheboygan	WI	53081
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A Testwulde — (920) 457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, James A Testwuide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Denison Co, as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/ President

Title

Notary Public My commission expires 4/22/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. DENISON CO.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3 - 4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 13
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital	14
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	15
Schedule III - Information for Possession or Control Requirements Pursuant to Rule 15c3-3	16

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H. C. Denison Co. (the Company) as of September 30, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of H. C. Denison Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to H. C. Denison Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as H. C. Denison Co.'s auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Information (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of H. C. Denison Co.'s financial statements. The supplemental information is the responsibility of H. C. Denison Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
November 19, 2018

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$ 110,256
Clearing deposit	74,236
Receivables:	
Commissions	75,702
Interest and dividends	297
Securities owned, at fair value	25,517
Property and equipment, net of accumulated depreciation of $74,251	28,047
	$ 314,055

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Clearing broker	$ 27,059	
Other	3,092	
Accrued liabilities:		
Salaries, commissions and related withholdings	24,696	
Property taxes	7,700	
Total liabilities		$ 62,547
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,530 shares		
Issued and outstanding, 2,530 shares	1,552,778	
Accumulated deficit	(1,301,270)	
Total stockholder's equity		251,508
		$ 314,055

H. C. DENISON CO.

Statement of Income
Year ended September 30, 2018

Revenues		
Commissions	$ 2,036,290	
Net dealer inventory and security gains	317	
Interest and dividends	3,393	
Other	56,135	
Total revenues		$ 2,096,135
Expenses		
Employee compensation and benefits	1,698,597	
Bank and clearing charges	104,322	
Occupancy and equipment	81,594	
Communications	34,204	
Professional fees	32,856	
Promotional costs	24,011	
Interest	851	
Other	71,874	
Total expenses		2,048,309
Net income		$ 47,826

The accompanying notes are an integral part of these financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2018

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2017	2,530	$ 1,552,778	$ (1,349,096)	$ 203,682
Net Income	-	-	47,826	47,826
Balance, September 30, 2018	2,530	$ 1,552,778	$ (1,301,270)	$ 251,508

The accompanying notes are an integral part of these financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2018

Operating activities		
Net income	$ 47,826	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,660	
Decrease (increase) in:		
Clearing deposit	4,770	
Receivables	(19,852)	
Securities owned, at fair value	(6,480)	
Decrease in:		
Payables	6,605	
Accrued liabilities	4,811	
Net cash provided by operating activities		$ 42,340
Investing activity		
Purchase of property and equipment		(9,549)
Cash		
Net increase		32,791
Beginning of year		77,465
End of year		$ 110,256
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 851

The accompanying notes are an integral part of these financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2018

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Hilltop Securities, Inc. (HTS). HTS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 19, 2018, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1J and 5 for a discussion of fair value measurements.

F. Revenue recognition and commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2018, management determined that no valuation allowance was necessary for uncollectible receivables.

Note 1 - Nature of business and significant accounting policies, continued

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is calculated over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $22,880 for the year ended September 30, 2018. These costs are included in promotional costs on the statement of operations.

I. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended September 30, 2018.

J. Fair value measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements, continued

FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.
- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2018.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Corporate and Municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 1 - Nature of business and significant accounting policies, continued

K. Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* which clarifies the principles for recognizing revenue. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard supersedes all existing U.S. GAAP guidance on revenue recognition and is expected to require the use of more judgment and result in additional disclosures. The FASB has issued several amendments to the original standard, which is effective for the year ending September 30, 2019, with early adoption permitted. Adoption is to be applied retrospectively. The Company is currently evaluating the impact of ASU 2014-09 on the Company's financial statements and has not yet determined its method of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which is expected to increase transparency and comparability among organizations. The core principle of this guidance is that a lessee should recognize the assets and liabilities that arise from leases. The standard requires lessees to reflect most leases on their balance sheet as lease liabilities with a corresponding right-of-use asset, while leaving presentation of lease expense in the statement of income largely unchanged. The standard also eliminates the real-estate specific provisions that exist under current U.S. GAAP and modifies the classification criteria and accounting which lessors must apply to sales-type and direct financing leases. The standard is effective for the year ending September 30, 2020, with early adoption permitted. The Company is currently evaluating the impact of ASU 2016-02 on the Company's financial statements.

Note 2 – Off-Balance sheet risk

Customer transactions are introduced to and cleared through the Company's clearing broker, HTS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 2 – Off-Balance sheet risk, continued

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, may exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Clearing deposit

In accordance with the agreement with its clearing broker, HTS, the Company is required to maintain a minimum cash deposit with HTS in the amount of $50,000. The Company is dependent on HTS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of September 30, 2018, the Company maintained $74,236 in clearing deposits at HTS.

Note 4 - Payable to clearing broker

As discussed in Note 1A, HTS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2018 that are measured at fair value on a recurring basis:

	2018	Fair Value Measurements Using		
	Total	Level 1	Level 2	Level 3
Assets				
Securities owned:				
Stocks	$ 940	$ 940	$ -	$ -
Corporate bonds:				
A- credit rating	4,666	4,666	-	-
Municipal bonds:				
BBB credit rating	9,349	-	9,349	-
U.S. Government obligations	10,562	10,562	-	-
	$ 25,517	$ 16,168	$ 9,349	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $156,046, which was $56,046 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.2274 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2018, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for approximately $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Rent expense under all operating leases amounted to $51,567 for the year ended September 30, 2018.

SUPPLEMENTARY INFORMATION

Schedule I

H. C. DENISON CO.

Computation of Net Capital
September 30, 2018

Net capital

Total ownership equity, as reported on statement of financial condition		$ 251,508
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 28,047	
Other receivables	65,660	
Total nonallowable assets		93,707
Net capital before haircuts on securities positions		157,801
Less haircuts on securities positions:		
Exempted securities	1,288	
Debt securities	326	
Other securities	141	
Total haircuts on securities positions		1,755
Net capital		$ 156,046

Basic net capital requirement

Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 56,046

Aggregate indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 35,488
Less deposits in special reserve bank accounts	-
Total aggregate indebtedness	$ 35,488
Percentage of aggregate indebtedness to net capital	22.74%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2018.

Schedule II

H. C. DENISON CO.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2018

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

H. C. DENISON CO.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
September 30, 2018

The Company is claiming an exemption from the Information for Possession or Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

We have reviewed management's statements, included in the accompanying H. C. Denison Co.'s Exemption Report, in which (1) H. C. Denison Co. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending September 30, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
November 19, 2018

H.C. Denison Co.
Serving Investors Since 1928

618 N. 7th Street, PO Box 28, Sheboygan, WI 53082-0028
Phone 920-457-9451 | Toll Free 800-247-8025 | Fax 920-457-2650
Member SIPC/FINRA
www.hcdenison.com

H.C. Denison Co.'s Exemption Report

H. C. Denison Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

H.C. Denison Company

I, James A. Testwuide, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James A Testwuide
President & CEO

November 19, 2018